FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the month of DECEMBER 6, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release dated December 6, 2007           4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HEALTHCARE TECHNOLOGIES LTD.
                                                 (Registrant)


                                                 By: /s/ Eran Rotem
                                                 ------------------
                                                 Eran Rotem
                                                 Chief Financial Officer


Dated: December 6, 2007

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FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       +972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       DL  + 972-77-2005042
                       F   + 972-77-2005043
                       M   + 972-52-4308081

            HEALTHCARE ANNOUNCED THAT AN OVERWHELMING MAJORITY OF ITS
             SHAREHOLDERS APPROVED THE NEXGEN BIOFUELS TRANSACTION

Petach Tikva, Israel, December 4, 2007 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), announced today that an overwhelming number of its unaffiliated and voting shareholders (approximately 90%) voted in favor of the NexGen Biofuels transaction.

At the meeting, the shareholders were asked to approve the previously announced Asset Purchase Agreement with NexGen Biofuels, Inc, Mac Bioventures Inc. and Gamida for Life B.V. and the transactions contemplated thereby, as a result of which the Company's business will be in the field of renewable fuels rather than biotechnology and medical devices.

The goal is to finalize the transaction by the end of December 2007. The Closing of the transactions contemplated by the Agreement is subject to the approval of the Israeli District Court and other closing conditions. No assurance can be given that the transactions contemplated by the Agreement will close.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliates Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in the development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                           ABOUT NEXGEN BIOFUELS, INC.

NexGen is operating in the business of alternative fuels. NexGen plans to build and operate four ethanol and one biodiesel plant with production primarily within in the United States. NexGen is currently in the process of acquiring and developing its proposed plants and has not conducted any significant business operations or generated any operating revenues to date. It is NexGen's intention to produce 100 million gallons of annual ethanol production per ethanol site, and 100 million gallons of annual biodiesel production.


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SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS
WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS: SATISFACTION OF THE CLOSING CONDITIONS TO THE AGREEMENT; RECEIPT OF REGULATORY AND THIRD PARTY APPROVALS, INCLUDING THE APPROVAL OF THE DISTRICT COURT OF TEL AVIV; THE SATISFACTION AND COMPLETION OF DUE DILIGENCE BY THE PARTIES TO THE AGREEMENT; THE RECEIPT BY HEALTHCARE OF A SATISFACTORY VALUATION OF NEXGEN'S ASSETS; A NON-BINDING OFFER TO PURCHASE HEALTHCARE'S SUBSIDIARIES PREVIOUSLY SENT TO US BY INVERNESS MEDICAL INNOVATIONS INC., TO WHICH, AS ANY NEGOTIATIONS WITH INVERNESS WOULD BE A BREACH OF THE NEXGEN AGREEMENT, HEALTHCARE HAS REFRAINED FROM ANY DISCUSSIONS WITH INVERNESS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY THE PROXY STATEMENT CONCERNING THE MEETING AND MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.


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